09059216

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

249 Fifth Ave.
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson 412-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Grant Street, Suite 52 (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Commonwealth of PA
County of Allegheny

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Capital Markets LLC, as of and for the year ended 12/31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
Monroeville Boro, Allegheny County
My Commission Expires Oct. 7, 2010
Member, Pennsylvania Association of Notaries

Charlene Wilson
Signature

Vice President and Treasurer
Title

Joy A. Damico
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Capital Markets LLC

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

Statement of Financial Condition as of the Year Ended December 31, 2008 and Independent Auditors' Report

PNC CAPITAL MARKETS LLC

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Member and Board of Managers of
PNC Capital Markets LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of PNC Capital Markets LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

PNC CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(In thousands)

ASSETS

ASSETS:	
Cash and cash equivalents	$ 3,398
Restricted cash	5
Receivables from brokers, dealers and others	55,459
Other receivables (net of $72 reserves)	4,163
Securities owned—at fair value:	
U.S. government	213,710
State and municipal	243,152
Corporate debt	10,025
Securities purchased under agreements to resell	120,045
Deferred tax asset	3,789
Other assets	7,689
TOTAL ASSETS	$ 661,435

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Short-term borrowings	$ 258,211
Securities sold not yet purchased—at fair value:	
U.S. government	188,743
Deferred revenue	3,916
Payable to brokers, dealers and others	4,695
Accrued salaries and benefits	24,936
Accrued tax liability	3,815
Other liabilities	5,791
Total liabilities	490,107
MEMBER'S EQUITY:	171,328
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 661,435

See notes to financial statement.

1. ORGANIZATION

PNC Capital Markets, LLC ("PNCCM" or the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of the PNC Financial Services Group, Inc. ("PNC"). PNCCM is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, asset-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation—The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the financial statement, management is required to make estimates and assumptions that affect the amounts reported in the financial statement. Actual results will differ from such estimates and such differences may be material to the financial statement.

Cash and Cash Equivalents—Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Restricted cash----Restricted cash represents cash held in a Special Reserve Account for the Exclusive Benefit of Customers. It cannot be used in the ordinary operations of the business.

Reserve on receivables----The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of the receivables.

Securities Transactions—Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

In the normal course of business, the Company obtains securities under resale agreements on terms, which permit it to repledge or resell the securities to others. At December 31, 2008, the Company had obtained securities under resale agreements with a fair value of approximately $119.2 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities.

Securities Valuation—U.S. government, state and municipal, corporate debt, futures contracts, financial derivatives and securities sold, not yet purchased are stated at fair value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Changes in interest rates, in the shape of the yield curve, in valuations in the debt or equity markets, or disruptions in the liquidity or other functioning of financial markets could directly impact our assets and liabilities and our performance. Most of the Company's assets and liabilities are financial in nature and, therefore, the Company tends to be sensitive to market interest rate movement and the performance of the financial markets. Starting in the middle of 2007, there has been significant turmoil and volatility in worldwide financial markets, which is, at present, ongoing. These conditions have resulted in increased credit risk as well as risks related to investment valuation and investment liquidity.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase—Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and are carried at the amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts and is included in other receivables and other liabilities in the statement of financial condition.

It is the policy of the Company to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. The counterparty on all resale agreements at December 31, 2008, was PNC Bank, N.A., a wholly owned subsidiary of PNC.

Depreciation and Amortization—Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1 – 5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes—The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files separately. The Company uses the assets and liabilities method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing policy with PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

Deferred Revenue—Deferred revenue represents funds received for transactions entered into which have not closed or funds received in advance for services performed on an annual basis.

3. FUTURES CONTRACTS

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to economically hedge against risk positions associated with trading activities as well as for speculative purposes. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to these risks is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties and require security deposits all of which reduce credit risk. At December 31, 2008, the Company had futures contract commitments to sell U.S. government obligations of $12.5 million. The negative fair value of these commitments at December 31, 2008, was approximately $441,200 and is included in other liabilities in the statement of financial condition.

4. FINANCIAL DERIVATIVES

The Company enters into interest rate swap agreements to manage interest rate risk. The total gross notional amount on the interest rate swap agreements outstanding at December 31, 2008 was approximately $545 million. The unrealized gain and loss on these instruments at December 31, 2008, was approximately $3.343 million and $1.798 million, respectively. PNC Bank, N.A., was the counterparty for the swaps.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers, and clearing organizations arise from the settlement of securities transactions and consist of the following at December 31, 2008 (in thousands):

Net trade date receivable	$ 49,210	$ --
Fails to deliver/receive	4,254	4,695
Other amounts due from/to brokers and dealers	1,995	--
Total	$ 55,459	$ 4,695

6. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. Effective November 30, 2008, the Company adopted the alternative method of computing net capital. Under this method, required capital is the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2008, the Company had net capital of approximately $130.8 million, which was approximately $130.5 million in excess of its required net capital of approximately $250,000.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2008, qualified securities designated

for the exclusive benefit of customers, which are included in U.S. government securities owned, totaled approximately $1.1 million.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

7. INCOME TAXES

Significant components of the Company's net deferred tax asset as of December 31, 2008, are as follows (in thousands):

	Federal
Employee benefits	$3,080
Deferred compensation	559
Deferred revenue	210
Reserves	418
Capitalized software	(369)
Other tax assets	(108)
Net deferred tax asset	$3,789

Other temporary differences that give rise to the net deferred tax assets are depreciation, capital stock tax, and general accruals.

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" was adopted on January 1, 2007. The Company has no unrecognized tax benefits.

It is difficult to project the positions for which unrecognized tax benefits will change over the next twelve months, but it is reasonably possible that they could change significantly due to events such as completion of taxing authority audits.

The PNC consolidated federal income tax returns through 2003 have been audited by the Internal Revenue Service and PNC has resolved all disputed matters through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

8. RELATED-PARTY TRANSACTIONS

Cash and cash equivalents include cash on deposit with an affiliate of approximately $3.4 million.

Short-term funding is provided by an affiliate, PNC Funding Corp. ("PNC Funding"), through one $100 million subordinated line of credit and one $500 million subordinated line of credit. The lines of credit bear interest at the approximate interest rate equal to PNC Funding's fully loaded blended long-term debt rate. At December 31, 2008, the Company had no outstanding balance under the lines of credit. Borrowings under these lines of credit do not qualify as regulatory net capital.

The Company had a fixed rate subordinated loan in the amount of approximately $62.7 million with the Parent at a rate of 5.75% with final maturity on October 1, 2009. The loan was paid in full on May 30, 2008.

The Company received capital infusions of approximately $50.0 million on March 28, 2008 and $62.7 million on May 30, 2008.

Overnight funding is provided by an affiliate, PNC Bank, N.A., through a $1.1 billion line of credit bearing interest at the Effective Federal Funds Rate plus 100 basis points. The outstanding balance at December 31, 2008 was approximately $258.2 million at a rate of 1.04% and is included in short-term borrowings on the statement of financial condition. The Company pledges securities to secure this borrowing.

In addition, the Company has an unsecured revolving variable rate subordinated loan agreement with PNC Funding, which provides a revolving credit line of $100 million with final maturity on October 1, 2009. At December 31, 2008, the Company had no outstanding balance under this revolving subordinated loan agreement. Borrowings under this loan qualify as additional regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

The Company conducts investment advisory and financial advisory services on behalf of PNC Bank, N.A

During the normal course of business, the Company may execute securities transactions with an affiliate to purchase securities under agreement to resell or sell securities under agreements to repurchase from an affiliate. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliate organizations. Related-party balances not discussed previously as of and for the year ended December 31, 2008, are listed in the table below (in thousands):

Assets:	
Securities purchased under agreements to resell	$ 120,045
Deferred tax asset	3,789
Other receivables	1,022
Other assets	3,360
Liabilities:	
Accrued tax liability	$ 3,815
Other liabilities	8,841

9. EMPLOYEE BENEFIT PLANS

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that is based on certain compensation levels, age and length of service. Separate financial data for the Company is not available with respect to such plan. At December 31, 2008, the projected benefit obligation exceeded the fair value of plan assets.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company recognizes compensation expense for awards issued under these plans in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.*

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2008, allocated Postretirement Benefits, included in other liabilities in the statement of financial condition, totaled approximately $607,000. No separate financial obligation data for the Company is available with respect to such plan.

PNC sponsors certain other employee benefits, including payment of payroll taxes, for Company employees.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants.

SFAS 157 establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below. The financial instruments in Level 3 are typically less liquid.

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market and certain US Government and agency-backed securities that are actively traded in over-the-counter markets.

Level 2

Observable inputs other than Level 1 such as: quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs. This category generally includes certain US Government and agency mortgage-backed debt securities, corporate debt securities, and derivative contracts.

Level 3

Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain trading securities and certain financial derivative contracts.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

FAIR VALUE MEASUREMENTS - Recurring
December 31, 2008
(in thousands)

	Level 1	Level 2	Level 3	Assets/Liabilities Measured at Fair Value
Assets				
Securities owned at fair value	-	$451,715	$15,172	**$466,887**
Financial derivatives	-	3,343	-	**$3,343**
Total assets	-	**$455,058**	**$15,172**	**$470,230**
Liabilities				
Securities sold not yet purchased	-	$188,743	-	**$188,743**
Financial derivatives	-	2,239	-	**$2,239**
Total liabilities	-	**$190,982**	-	**$190,982**

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31,2008:

Reconciliation of Level 3 Fair Value Measurements

YEAR ENDED December 31, 2008

Level 3 - Instruments Only	**Securities owned at fair value**	**Total Assets**
Balance, January 1, 2008	-	-
Total gains or losses (realized/unrealized):		
Included in earnings (a)	$713	$713
Purchases, issuances, and settlements, net	14,409	14,409
Transfers into Level 3, net	50	50
Balance, December 31, 2008	**$15,172**	**$15,172**

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving financial instruments with off-balance-sheet risk, including securities sold not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statement. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. LITIGATION

The Company and some other wholly owned subsidiaries of PNC are defendants (or have potential contractual contribution obligations to other defendants) in several pending lawsuits brought during late 2002 and 2003 arising out of the bankruptcy of Adelphia Communications Corporation and its subsidiaries ("Adelphia").

One of the lawsuits was brought, on Adelphia's behalf by the unsecured creditors' committee and equity committee in Adelphia's consolidated bankruptcy proceeding and was removed to the United States District Court for the Southern District of New York by order dated February 9, 2006. Pursuant to Adelphia's plan of reorganization, this lawsuit will be prosecuted by a contingent value vehicle, known as the Adelphia Recovery Trust. In October 2007, the Adelphia Recovery Trust filed an amended complaint in this lawsuit, adding defendants and making additional allegations.

In June 2008, the district court granted in part defendants' motion to dismiss. The court dismissed the principal bankruptcy law claims that had not previously been dismissed by the Bankruptcy Court, including claims alleging voidable preference payments, fraudulent transfers, and equitable disallowance. The effect of this ruling is to dismiss from this lawsuit all claims against most of the defendants but leave pending against the Company and other original members of Adelphia loan syndicates and then-affiliated investment banks the other claims. In December 2008, the court granted a motion made on behalf of a number of defendants to enter final judgment on the dismissed claims to permit immediate appellate review of the issues resolved by the district court in June 2008 and by the bankruptcy court prior to the filing of the amended complaint. The district court has scheduled the case for trial in February 2010.

The other lawsuits were brought by holders of debt and equity securities of Adelphia and have been consolidated for pretrial purposes in the above district court. The Company has established a liability of approximately $1.2 million, which is included in other liabilities on the statement of financial condition.

The pending lawsuits arise out of lending and investment banking activities engaged in by the Company together with other financial services companies. Collectively, with respect to some or all of the defendants, the lawsuits allege federal law claims (including violations of federal securities and banking

laws), violations of common law duties, aiding and abetting such violations, voidable preference payments, and fraudulent transfers, among other matters. The lawsuits seek monetary damages (including in some cases punitive or treble damages), interest, attorneys' fees and other expenses, and a return of the alleged voidable preference and fraudulent transfer payments, among other remedies.

We believe that we have defenses to the claims against us in these lawsuits, as well as potential claims against third parties, and intend to defend the remaining lawsuits vigorously. These lawsuits involve complex issues of law and fact, presenting complicated relationships among the many financial and other participants in the events giving rise to these lawsuits, and have not progressed to the point where we can predict the outcome of the non-settled lawsuits. It is not possible to determine what the likely aggregate recoveries on the part of the plaintiffs in these remaining matters might be or the portion of any such recoveries for which we would ultimately be responsible, but the final consequences to the Company could be material.

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such matters will have a material adverse effect in the Company's financial position.

13. COMMITMENTS

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had contractual commitments of $28 million relating to underwriting agreements on a when- and if-issued basis at December 31, 2008.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's financial statement.

The Company leases various types of equipment under noncancelable leases with remaining terms of less than four years with certain renewal options for like terms. At December 31, 2008, future minimum rentals under these lease agreements aggregated to approximately $857,600. Minimum rentals for the years 2009 through 2010 are approximately $640,700 and $216,900, respectively.

14. RECENT ACCOUNTING PRONOUNCEMENTS

- The Company adopted SFAS 157, "Fair Value Measurements" on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The FASB's FSP FAS 157-2, "Effective Date of FASB Statement No. 157), defers until January 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value.

This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods.

- SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities", permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value. SFAS 159 had no impact on the Company.

- In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities." This standard will require revisions to our derivative disclosures to provide greater transparency as to the use of derivative instruments and hedging activities. This guidance will be effective for interim and annual financial statements beginning January 1, 2009. The impact on the Company is still being evaluated.

- In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles." This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP. The impact on the Company is still being evaluated.

- In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This FSP clarifies the application of FASB Statement No. 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 had no impact on the Company.

- In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP amends FASB Statement No. 132 (revised 2003, "Employers' Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance would be effective December 31, 2009 for the Company. The impact on the Company is still being evaluated.

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